UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               DONEGAL GROUP INC.
                               ------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   257701 10 2
                                 --------------
                                 (CUSIP Number)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                  1195 River Road, Marietta, Pennsylvania 17547
                                 (717) 426-1931
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 25, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 9 pages

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 257701 10 2                                          Page 2 of 9 Pages
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      |
      |      Donegal Mutual Insurance Company
      |      I.R.S. I.D. No. 23-1336198
--------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      |      N/A
      |      (a) ____
      |      (b) ____
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |      00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)                                         |_|
      |      N/A
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   4,724,449 shares
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   N/A
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   4,724,449 shares
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   N/A
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   4,724,449 shares
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See Instructions)
    |   N/A                                                                |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   58.2%
--------------------------------------------------------------------------------
14  |   TYPE OF REPORTING PERSON (See Instructions)
    |
    |   IC   HC
--------------------------------------------------------------------------------

                                                               Page 3 of 9 Pages

     Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented and restated in its entirety as follows:

     DMIC formed DGI as DMIC's wholly owned subsidiary in August 1986. At that time, DMIC purchased 2,333,333 shares of DGI's Common Stock for $15,000,000, or $6.43 per share. In October 1986, DGI sold 600,000 shares of its Common Stock to the public at $9.00 per share.

     In December 1987, DMIC purchased a total of 45,100 shares of DGI's Common Stock. In January 1988, DMIC purchased a total of 15,600 shares of DGI's Common Stock. From February 1, 1988 to February 18, 1988, DMIC purchased a total of 1,000 shares of DGI's Common Stock.

     In September 1993, DMIC sold 200,000 shares of DGI Common Stock as part of an underwriting in which DGI sold 1,150,000 shares of its Common Stock.

     From December 23, 1994 to December 31, 1994, DMIC purchased a total of 43,000 shares of DGI's Common Stock on the Nasdaq Stock Market for a total cost of $565,875.

     From January 1, 1995 to June 15, 1995, DMIC purchased a total of 34,500 shares of DGI's Common Stock on the Nasdaq Stock Market for a total cost of $534,437.

     On June 8, 1995, pursuant to an agreement among DGI, DMIC and Harry E. Newman, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Newman in a private transaction at $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on June 8, 1995, for a total cost of $544,000. A copy of this agreement was filed as Exhibit K to Amendment No. 4 to DMIC's Schedule 13D.

     On June 15, 1995, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 10,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at $16.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on June 15, 1995, for a total cost of $165,000. A copy of this agreement was filed as Exhibit L to Amendment No. 4 to DMIC's Schedule 13D.

     On September 29, 1995, pursuant to an agreement among DGI, DMIC and Donald
H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 29, 1995, for a total cost of $425,000. A copy of this agreement was filed as Exhibit M to Amendment No. 5 to DMIC's Schedule 13D.

     On November 6, 1995, pursuant to an agreement among DGI, DMIC and William
H. Shupert, DMIC purchased 32,000 shares of DGI's Common Stock directly from Mr. Shupert in a private transaction at a price of $18.00 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market

                                                               Page 4 of 9 Pages

on November 6, 1995, for a total cost of $576,000. A copy of this agreement was filed as Exhibit N to Amendment No. 5 to DMIC's Schedule 13D.

     On May 6, 1996, pursuant to an agreement among DGI, DMIC and Ralph G. Spontak, DMIC purchased 50,000 shares of DGI's Common Stock directly from Mr. Spontak in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996, for a total cost of $875,000. On May 6, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996 for a total cost of $437,500. On May 8, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 30,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 8, 1996, for a total cost of $525,000. Copies of these agreements were filed as Exhibit O, Exhibit P and Exhibit Q, respectively, to Amendment No. 6 to DMIC's Schedule 13D.

     On August 12, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 5,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.75 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on August 12, 1996, for a total cost of $88,750. A copy of this agreement is filed as Exhibit R to this Amendment No. 7 to DMIC's Schedule 13D.

     On September 1, 1996, Donegal purchased 4,000 shares of DGI Common Stock directly from the estate of a deceased employee at a price of $17.25 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on September 1, 1996, for a total cost of $69,000.

     Effective July 15, 1997, DGI effected a 4-for-3 split of its outstanding Common Stock by the distribution of a 33-1/3% stock dividend. DMIC received 873,877 additional shares of DGI Common Stock as a result of this stock split.

     On November 14, 1997, pursuant to the DGI Dividend Reinvestment Plan, which was adopted in July 1997, DMIC purchased 16,846 shares of DGI Common Stock at a price of $20.75 per share, representing the average of the closing prices per share of DGI Common Stock on November 7, 10, 11, 12 and 13, 1997, for a total cost of $349,551. For information regarding the DGI Dividend Reinvestment Plan reference is made to DGI's Form S-3 Registration Statement (Commission File No. 333-36585) which became effective on October 16, 1997.

     On February 17, 1998, DMIC purchased 16,735,068 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $20.988 per share,

                                                               Page 5 of 9 Pages

representing the average of the closing prices per share of DGI Common Stock on February 9, 10, 11, 12 and 13, 1998, for a total cost of $351,235.61.

     On May 15, 1998, DMIC purchased 14,245.872 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan at a price of $27.25 per share, representing the average of the closing prices per share of DGI Common Stock on May 8, 11, 12, 13 and 14, 1998, for a total cost of $388,200.01.

     Effective June 25, 1998, DGI effected a 4-for-3 split of its outstanding Common Stock by the distribution of a 33-1/3% stock dividend. DMIC received 1,181,112.257 additional shares of DGI Common Stock as a result of this stock split.

     All of the purchases by DMIC described herein were made with funds derived from DMIC's working capital or from dividends received from DGI.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby supplemented and restated in its entirety as follows:

     (a) As of the date of this Amendment No. 8 to DMIC's Schedule 13D, the following persons and entity beneficially owned the number of shares of Common Stock of DGI set forth opposite their respective names:

                                               Shares           Percent of
       Name of Individual                   Beneficially        Outstanding
      or Identity of Group                    Owned(1)        Common Stock(2)
      --------------------                  ------------      ---------------

5% Holders:

  Donegal Mutual Insurance Company. .         4,724,449            58.2%
    1195 River Road
    Marietta, Pennsylvania  17547

Directors of DGI:

  C. Edwin Ireland. . . . . . . . . .            16,947(4)          --
  Donald H. Nikolaus. . . . . . . . .           142,898(5)          1.7%
  Patricia A. Gilmartin . . . . . . .             8,412(4)          --
  Philip H. Glatfelter, II. . . . . .             8,767(4)          --
  R. Richard Sherbahn . . . . . . . .             6,458(4)          --
  Robert S. Bolinger. . . . . . . . .             7,347(4)          --
  Thomas J. Finley, Jr. . . . . . . .             7,080(4)          --

Executive Officers of DMIC and DGI (3):

  Ralph G. Spontak. . . . . . . . . .            58,605(6)          --
  William H. Shupert. . . . . . . . .            30,900(7)          --
  Frank J. Wood . . . . . . . . . . .            19,914(8)          --

                                                               Page 6 of 9 Pages


  Robert G. Shenk . . . . . . . . . .            22,118(9)          --
  Cyril J. Greenya. . . . . . . . . .            18,631(10)         --
  James B. Price. . . . . . . . . . .            22,382(11)         --
  Daniel J. Wagner. . . . . . . . . .            12,135(12)         --

Directors of DMIC (13):

  Frederick W. Dreher . . . . . . . .            15,303(4)          --
  Charles A. Heisterkamp, III, M.D. .             6,280(4)          --
  John E. Hiestand. . . . . . . . . .             7,524(4)          --
-------------------

 (1) Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part, with the person's spouse, or individually by his spouse.

 (2) Less than 1% unless otherwise indicated.

 (3) Excludes Executive Officers listed under "Directors" of DGI.

 (4) Includes 5,926 shares of DGI Common Stock the director has the option to purchase under DGI's 1996 Equity Incentive Plan for Directors, but excludes 2,963 shares of DGI Common Stock the director will have the option to purchase after each of August 10, 1998 and August 10, 1999, assuming the director's continued service in that capacity.

 (5) Includes 88,889 shares of DGI Common Stock Mr. Nikolaus has the option to purchase under DGI's Amended and Restated 1996 Equity Incentive Plan (the "1996 Equity Incentive Plan"), but excludes 177,777 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

 (6) Includes 44,444 shares of DGI Common Stock Mr. Spontak has the option to purchase under the 1996 Equity Incentive Plan, but excludes 82,222 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

 (7) Includes 24,887 shares of DGI Common Stock Mr. Shupert has the option to purchase under the 1996 Equity Incentive Plan, but excludes 32,446 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

 (8) Includes 17,778 shares of DGI Common Stock Mr. Wood has the option to purchase under the 1996 Equity Incentive Plan, but excludes 30,222 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

 (9) Includes 17,778 shares of DGI Common Stock Mr. Shenk has the option to purchase under the 1996 Equity Incentive Plan, but excludes 30,222 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

                                                               Page 7 of 9 Pages


(10) Includes 17,778 shares of DGI Common Stock Mr. Greenya has the option to purchase under the 1996 Equity Incentive Plan, but excludes 30,222 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

(11) Includes 17,778 shares of DGI Common Stock Mr. Price has the option to purchase under the 1996 Equity Incentive Plan, but excludes 30,222 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

(12) Includes 11,851 shares of DGI Common Stock Mr. Wagner has the option to purchase under the 1996 Equity Incentive Plan, but excludes 19,259 shares he will have the option to purchase after each of August 10, 1998 and August 10, 1999.

(13) Excludes Directors listed under "Directors of DGI" and "Executive Officers of DMIC and DGI."

     (b) All of the persons together with his or her spouse and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

     (c) From December 23, 1994 through June 10, 1998, DMIC has made the following purchases of DGI Common Stock in the open market through a broker:

                                        Number          Price
            Date                      of Shares       Per Share
          --------                    ---------       ---------

          12/23/94                       5,000         $11 7/8
          12/23/94                      10,000          12
          12/27/94                       5,000          12 3/4
          12/28/94                       2,000          13
          12/29/94                       7,000          13 3/4
          12/30/94                       9,000          14 1/2
          12/30/94                       5,000          14
          01/04/95                       2,000          14 3/4
          01/23/95                       2,000          14 1/2
          01/30/95                       6,000          14 1/2
          03/06/95                       5,000          14 1/2
          03/21/95                       5,000          14 1/2
          05/16/95                       1,000          16 7/8
          05/17/95                       2,000          16 3/4
          05/30/95                       1,500          17
          06/08/95                       5,000          17
          06/09/95                       5,000          17
                                        ------

          Total                         77,500
                                        ======

     In addition, as noted in Item 3, between June 8, 1995 and September 1, 1996, DMIC purchased 213,000 shares of DGI Common Stock from five stockholders

                                                               Page 8 of 9 Pages

in private transactions, and on November 14, 1997, DMIC purchased 16,846 shares of DGI Common Stock pursuant to the DGI Dividend Reinvestment Plan.

     To the best knowledge of DMIC, none of the other persons named in Item 5(a) has purchased or disposed of any shares of DGI Common Stock during the 60 days preceding the date of the filing of this Amendment No. 8, except purchases pursuant to the DGI Dividend Reinvestment Plan and the DGI Employee Stock Purchase Plan.

                                                               Page 9 of 9 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        DONEGAL MUTUAL INSURANCE COMPANY


                                        By: /s/ Ralph G. Spontak
                                           -------------------------------------
                                        Ralph G. Spontak, Senior Vice President,
                                        Chief Financial Officer and Secretary


Dated:  June 25, 1998